                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               HAGLER BAILLY, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   405 183 104
                                 (CUSIP NUMBER)

                                  Pascal Giraud
                                   CAP GEMINI
                               11, rue de Tilsitt
                               75017 PARIS, France
                             (011-33-1) 47 54 50 00

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With a copy to:

                                 Steven D. Guynn
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939


                                 April 12, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.   405 183 104                                                                                               Page 2 of 9
==================================================================================================================================

        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            CAP GEMINI S.A.

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            a [X]
                                                                                                                               b [ ]
        3          SEC USE ONLY

        4          SOURCE OF FUNDS*
                            WC

        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                        [ ]

        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                     France

                   7     SOLE VOTING POWER
                                  1,500,000
   NUMBERS OF
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                    -0-
  OWNED BY EACH    9     SOLE DISPOSITIVE POWER
REPORTING PERSON                  1,500,000
      WITH         10    SHARED DISPOSITIVE POWER
                                  -0-

       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,500,000

       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     9.1

       14          TYPE OF REPORTING PERSON*
                                     CO

==================================================================================================================================

CUSIP  NO.   405 183 104                                                                                               Page 3 of 9
==================================================================================================================================

        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            CAP GEMINI HOLDING, INC.

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            a [X]
                                                                                                                               b [ ]

        3          SEC USE ONLY

        4          SOURCE OF FUNDS*
                            WC

        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                        [ ]

        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                     United States of America
                      7     SOLE VOTING POWER
                                     470,975
NUMBERS OF SHARES
  BENEFICIALLY        8     SHARED VOTING POWER
  OWNED BY EACH                      -0-
REPORTING PERSON
      WITH            9     SOLE DISPOSITIVE POWER
                                     470,975

                      10    SHARED DISPOSITIVE POWER
                                     -0-

       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     470,975

       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.9%

       14          TYPE OF REPORTING PERSON*
                                     CO
==================================================================================================================================

CUSIP  NO.   405 183 104                                             Page 4 of 9
================================================================================

ITEM 1.  SECURITY AND ISSUER.

         The securities to which this statement relates are the common shares, with a par value of $0.01 per share ("HB Shares"), of Hagler Bailly, Inc., a Delaware corporation ("HB"). HB's principal executive offices are located at 1530 Wilson Boulevard, Suite 400, Arlington, Virginia 22209, Delaware.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Cap Gemini S.A., a French societe anonyme ("CG") and Cap Gemini Holding, Inc., a New Jersey corporation ("CG Holding") (CG together with CG Holding, being collectively referred to as the "Reporting Purchasers"). CG is the holding company of a group which operates in two segments of the information technology market, management consulting and IT services. The head office of CG is located at 11, rue de Tilsitt, 75017 Paris, France. CG Holding is a wholly-owned subsidiary of CG and is the holding company of the U.S. activities of CG. The head office of CG Holding is located at 1114 Avenue of Americas, 29th floor, New York, New York 10036.

         Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the members of the Directoire and Supervisory Board and executive officers of CG.

         Schedule II hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of CG Holding.

         Neither the Reporting Purchasers nor, to its knowledge, any of the persons identified in Schedule I and Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amount of the funds used by CG to purchase HB shares was $11,140,109, including brokerage commissions. The amount of the funds used by CG America (as defined in Item 4 below) to purchase in June 1998 HB shares was approximately $12.5 million. These funds were provided from the Reporting Purchasers' working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         On June 16, 1998, HB and CG and Cap Gemini America, Inc., a Delaware corporation ("CG America") entered into an exclusive joint venture to deliver information technology consulting services and solutions to electric, gas and water utilities and service providers in the United States and Canada. Concurrently with the creation of the joint venture, CG America purchased 470,975 newly issued shares of HB's common stock for $26.447 per share pursuant to a Securities Purchase Agreement between CG America and HB dated as of June 11, 1998. A copy of the Securities Purchase Agreement is attached hereto as
Exhibit 1, and is hereby incorporated herein by reference. Immediately following this transaction, CG America was merged into CG Holding.

         Under the Securities Purchase Agreement, CG America has agreed that it will not, without the prior consent of HB, directly or indirectly, acquire more than 19.9% of the then outstanding common stock of HB before January 1, 2008 or an earlier date in the event of a change in control of HB. Given the decrease of the market price of HB Shares, CG has decided to purchase on the market 9.1% of HB. As a result of such purchases, the Reporting Purchasers currently owns 1,970,975 HB shares representing 12.0% of the outstanding common stock of HB. This acquisition was made for investment purposes and to increase its ownership of shares of HB. In this regard, the Reporting Purchasers may seek to obtain representation to HB Board of Directors.

CUSIP  NO. 405 183 104                                               Page 5 of 9
================================================================================

         Subject to the standstill undertaking under the Securities Purchase Agreement, the Reporting Purchasers intend to review on a continuing basis its investment in HB. The Reporting Purchasers may decide to increase or decrease its investment in HB depending upon the price and availability of HB's securities, subsequent development affecting HB, HB's business and prospects, other investment and business opportunities available to the Reporting Purchasers, general stock market and economic conditions, tax considerations and other factors. Such acquisition or disposal may be done in the open market, in private Transaction or by any other permissible means if deemed advisable by the Reporting Purchasers at such time.

         Other than as described above, none of the Reporting Purchasers have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) CG directly and beneficially owns 1,500,000 HB Shares, which represents 9.1% of the outstanding HB Shares. CG Holding directly and beneficially owns 470,975 HB Shares, which represents 2.9% of the outstanding HB Shares.

         (b) CG has the power to vote and dispose of such 1,500,000 HB Shares. CG Holding has the power to vote and dispose of such 470,975 HB Shares.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Securities Purchase Agreement.  See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.                                                   Description
         -----------                                                   -----------
             1                      Securities Purchase Agreement, dated as of June 11, 1998, among HB and CG
                                    America.

             2                      Group Agreement, dated as of April 20, 1999, among CG and CG Holding.

CUSIP  NO. 405 183 104                                               Page 6 of 9
================================================================================

                                    SIGNATURE


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1999


                                        CAP GEMINI



                                        /s/ Serge Kampf
                                        ------------------------------------
                                        Serge Kampf
                                        Chairman of the Directoire



                                        CAP GEMINI HOLDING, INC.




                                        /s/ Geoff Unwin
                                        ------------------------------------
                                        Geoff Unwin
                                        Chairman and Chief Executive Officer

CUSIP  NO. 405 183 104                                               Page 7 of 9
================================================================================

                                  EXHIBIT INDEX

Exhibit No.                                       Description                                            Page Number
-----------                                       -----------                                            -----------
     1                     Securities Purchase Agreement, dated as of June 11, 1998,
                           between HB and CG America.

     2                     Group Agreement, dated as of April 20, 1999, between CG and CG Holding.

                                                                      SCHEDULE I


         The following are the members of the Directoire, Supervisory Board and executive officers of CG as of March 31, 1999 and their principal occupations or employment. The business address of all such persons for purposes of this
Schedule 13D is 11, rue de Tilsitt, 75017 Paris, France. Each of such directors and executive officers is a citizen of France except for Geoff Unwin, who is a citizen of the United Kingdom, Pierre Hessler, who is a citizen of Switzerland, Chris van Breugel, who is a citizen of The Netherlands and Guy de Wouters, who is a citizen of Belgium.

NAME                                       PRINCIPAL OCCUPATION
--------------------------------           --------------------------------------------------------------------------
MEMBERS OF THE DIRECTOIRE

Serge Kampf                                Chairman of the Directoire of CG

Geoff Unwin                                Vice Chairman of the Directoire of CG and Chairman and
                                           Chief Executive Officer of CG Holding

Paul Hermelin                              Member of the Directoire of CG

Pierre Hessler                             Member of the Directoire of CG


MEMBERS OF THE SUPERVISORY
BOARD

Ernest-Antoine Seilliere                   Chairman and Chief Executive Officer of Compagnie
                                           Generale d'Industrie et de Participations (CGIP), French
                                           corporation having its executive offices located at 89,
                                           rue Taitbout, 75009 Paris, France and Chairman of
                                           CG Supervisory Board

Michel Jalabert                            Vice Chairman of CG Supervisory Board and Risk
                                           General Manager of CG

Christian Blanc                            Former Chairman of Air France

Chris van Breugel                          Group business controller of CG

Bruno Roger                                Managing Partner of Lazard Freres et Compagnie, French
                                           corporation having its executive offices located at
                                           121, Bd Haussmann, 75008 Paris, France

Guy de Wouters                             Director and member of the Executive Committee of CGIP, French corporation having its principal offices located at
                                           89, rue Taitbout, 75009 Paris, France

EXECUTIVE OFFICERS

Pascal Giraud                              Chief Financial Officer of CG

Michel Jalabert                            Risk General Manager of CG

Jacques Collin                             Head of Communication and University of CG

Jean-Paul Figer                            Innovation and New Technologies Manager of CG

Eric Lutaud                                Transnational Sales and Delivery Manager of CG

                                                                     SCHEDULE II



         The following are the directors and executive officers of CG Holding as of March 31, 1999 and their principal occupations or employment. The business address of all such persons for purposes of this Schedule 13D is 1114 Avenue of Americas, 29th floor, New York, New York 10036. Each of such directors and executive officers is a citizen of the United States of America except for Geoff Unwin, who is a citizen of the United Kingdom, Serge Kampf, Pierre Hessler, Michel Jalabert, Ernest-Antoine Seilliere, Pascal Giraud, who are citizens of France.

NAME                                       PRINCIPAL OCCUPATION
--------------------------------           --------------------------------------------------------------------------
DIRECTORS

Geoff Unwin                                Chairman and Chief Executive Officer of CG Holding and
                                           Vice Chairman of the Directoire of CG

Serge Kampf                                Chairman of the Directoire of CG

Pierre Hessler                             Member of the Directoire of CG

Michel Jalabert                            Vice Chairman of CG Supervisory Board

Ernest-Antoine Seilliere                   Chairman and Chief Executive Officer of Compagnie
                                           Generale d'Industrie et de Participations (CGIP), French
                                           corporation having its executive offices located at
                                           89, rue Taitbout, 75009 Paris, France and Chairman of
                                           CG Supervisory Board

EXECUTIVE OFFICERS

Mike Chayet                                Secretary

Pascal Giraud                              Treasurer